Photog LLC
Balance Sheet
(Unaudited)

	June 30, 2017
ASSETS	
Cash	$ -
Total current assets	-
Intangible assets:	
Software development	544
Total assets	$ 544
LIABILITIES AND MEMBERS' DEFICIT	
Accounts payable	$ 1,633
Membership interest units	-
Retained deficit	(1,089)
Total members' deficit	(1,089)
Total liabilities and members' equity	$ 544